File No. 70-

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     --------------------------------------

                                    FORM U-1
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ----------------------------------------------------

(Name of company filing this statement and address for purposes of application)

Scottish Power plc
Scottish Power NA 1 Limited
Scottish Power NA 2 Limited
NA General Partnership
Scottish Power UK plc

1 Atlantic Quay
Glasgow G2 8SP
Scotland UK

                    (Name of top registered holding company
                     parent of each applicant or declarant)
                   ------------------------------------------
                               Scottish Power plc


                   (Name and addresses of agents for service)


                   Sir Ian Robinson
                Chief Executive Officer
                  Scottish Power plc
                    1 Atlantic Quay
                    Glasgow G2 8SP
                     Scotland, UK
With copies to:
Andrew Mitchell, Company Secretary             M. Douglas Dunn
James Stanley, General Counsel                 Orlan M. Johnson
Scottish Power plc                             Milbank Tweed Hadley & McCloy LLP
1 Atlantic Quay                                1 Chase Manhattan Plaza
Glasgow G2 8SP                                 New York, NY 10005
Scotland, UK




                                 Defined Terms
                                 -------------

1. Applicants means the Scottish Power NA1 Limited ("NA1"), Scottish Power NA 2
   ----------
   Limited ("NA2") NA General Partnership ("NAGP") and Scottish Power plc.

2. Intermediate Companies means Scottish Power Luxco1 ("Luxco1"), Scottish Power
   ----------------------
   Luxco2 ("Luxco2") , Scottish Power Luxco3 ("Luxco3"), Scottish Power NA3 Limited ("NA3") and Scottish Power NA4 Limited ("NA4").

3. PacifiCorp means PacifiCorp and its utility divisional structure.
   ----------

4. ScottishPower means Scottish Power plc.
   -------------

                               TABLE OF CONTENTS


ITEM 1.   DESCRIPTION

  A. Introduction and General Request

  B.  Summary of Application

  C.  Discussion

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

ITEM 4.   REGULATORY APPROVALS

ITEM 5.   PROCEDURE

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

ITEM 7.   STATEMENT AS TO ENVIRONMENTAL EFFECTS

ITEM 1.   DESCRIPTION

  A. Introduction and General Request

     This Application-Declaration is submitted to obtain authority for Scottish Power plc ("ScottishPower") to form new intermediate holding company entities and the issuance and acquisition by such entities of securities in order to permit both reinvestment and repatriation of the profits of PacifiCorp to Scottish Power in a tax efficient manner.

  B. Summary of Application

     In the instant matter, the Applicants seek authority, to the extent the transactions are not otherwise exempt from the Act, for the following transactions:

          (i) ScottishPower to create Luxco1, Luxco2, Luxco3, NA3 and NA4 ("Intermediate Companies") to act as pass through entities regarding the shares of both PacifiCorp and PacifiCorp Group Holdings Company ("PGHC") which is the holding company for PacifiCorp's investments in subsidiaries that are not public utilities. ScottishPower will continue to be the ultimate owner of PacifiCorp and its subsidiaries.

          (ii) The Intermediate Companies are seeking authorization to issue and sell securities to, and acquire securities from, its immediate parent, subsidiary companies and fellow Intermediate Companies, respectively. Each of the Intermediate Companies is also seeking authorization to make loans, issue guarantees and other forms of credit support to direct and indirect subsidiaries.

  C. Discussion

     Applicants request authorization to form Luxco1, Luxco2, Luxco3, NA3 and NA4 to permit both reinvestment and repatriation of the profits of PacifiCorp to ScottishPower in a tax efficient manner./1/ The Intermediate Companies between ScottishPower and PacifiCorp Holdings Inc. are directly or indirectly wholly owned by ScottishPower. This revised structure continues to provide insulation to the U.S. jurisdictional operations of ScottishPower by separating them from the ScottishPower's foreign utility company operations which are currently organized under ScottishPower UK plc. Applicants note that each of the Intermediate Companies will be wholly owned directly or indirectly by ScottishPower and that none will have third-party investors.

     Specifically, the new Intermediate Company structure will consist of ScottishPower owning 100% of the ordinary shares of NA2 and NA4 and 90% of the ordinary shares of NA1.

-----------------------------
/1/ The to-be-formed Intermediate Companies will be entities formed pursuant to the business organization laws of certain members of the European Union with which the United States has a double taxation treaty. In addition, none of the above-mentioned Intermediate Companies will be a party to the PacifiCorp's consolidated tax allocation agreement, thereby creating any issues under Rule 45 of the Act.

NA2 will in turn continue to own the remaining 10% of NA1 and NA4 will acquire 100% of the ordinary shares of Luxco3. NA1 will acquire 100% of the ordinary shares of NA3 and 26% of the ordinary shares of Luxco1 with NA3 acquiring the remaining 74% interest in Luxco1. Luxco1 will acquire 100% of the ordinary shares of Luxco2 and 26% of the interests in NAGP with Luxco2 acquiring the remaining 74% interest in NAGP. NAGP will continue to own 100% of the common stock of PacifiCorp Holdings Inc. which in turn holds 100% of the interest of PacifiCorp, PGHC and their respective subsidiary companies. As noted above, ScottishPower will continue to be the ultimate owner of PacifiCorp and its subsidiaries. A diagram of the proposed new Intermediate Company structure is attached hereto as Exhibit B-2.

     Applicants propose that each of the Intermediate Companies be authorized to borrow from their respective parent companies and other Intermediate Companies. These inter-Intermediate Company loans would be priced at the lender's cost.
The proceeds from the loans will originate as lawfully payable dividends from PacifiCorp and these funds will be dividended by an Intermediate Company to its immediate parent and ultimately to ScottishPower./2/ The terms of the corresponding loan notes will provide for the payment in any year, from dividend payments received in such year, an amount that causes the rate of tax credit for UK double tax relief purposes to be equivalent to the current rate of UK corporation tax.

     Applicants also propose that the Intermediate Companies receive a general grant of authority to adjust the capital structure of the Intermediate Companies from time to time, in order to reflect tax and accounting changes, without the need to apply for or receive prior Commission approval, on the condition that the reorganization will not result in (1) any Intermediate Company being organized under any jurisdiction other than a member state of the European Union with which the United States has a double taxation treaty, or a state of the United States, (2) any Intermediate Companies not being wholly owned, directly or indirectly, by ScottishPower, (3) the Intermediate Companies being engaged in any business or trade other than the business of owning, directly or indirectly, equity securities of PacifiCorp and PGHC or (4) any of the Intermediate Companies being regulated by United Kingdom or other third country regulatory authorities having jurisdiction over electricity rates and service. These restructurings may involve the creation of new, the elimination of existing or the consolidation of Intermediate Companies and/or the reincorporation of an Intermediate Company in a different jurisdiction.

-----------------------------

/2/ Applicants state that the loans among the Intermediate Companies will serve as a conduit through which dividend payments from PacifiCorp can be repatriated to ScottishPower in the most economically efficient manner, and ask that the transactions not be deemed to constitute an "upstream loan" for purposes of section 12(a). None of the Intermediate Companies will issue securities to third parties, nor will they be engaged in any substantive business activity other than to effect the dividend repatriation. The Commission authorized similar structures and financing authorizations in Powergen plc, Holding Company
                                                    -----------
Act Release No. 27291 (Dec. 6, 2000) and National Grid, Holding Company Act
                                         -------------
Release No. 27154 Mar. 15, 2000). In no case would the Intermediate Companies or ScottishPower borrow, or receive any extension of credit or indemnity from any of their respective direct or indirect public utility subsidiary companies. In addition, none of the Intermediate Companies will be regulated by United Kingdom or other third country regulatory authorities having jurisdiction over electricity rates and service.

     The proposed transactions herein are not subject to Rule 53. Therefore, pursuant to Rule 54, the Commission does not have to consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are exempt wholesale generators or foreign utility companies in determining whether to approve the above-mentioned transactions.


ITEM 2.   FEES, COMMISSIONS AND EXPENSES

     An estimate of the fees and expenses to be paid or incurred by the Applicants in connection with the proposed transactions is set forth below:

     Counsel Fees . . . . . . . . . . . . . . . . .   $ to be filed by amendment

     Total  . . . . . . . . . . . . . . . . . . . .   $ to be filed by amendment


ITEM 3.   APPLICABLE STATUTORY PROVISIONS

     Sections 6(a), 7, 9(a),10 and 12 Act and Rules 45 and 54 are considered applicable to the proposed transactions.

     To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

ITEM 4.   REGULATORY APPROVALS

     No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE

     The Applicants hereby request that there be no hearing on this Application-Declaration and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application-Declaration not later than March 2, 2001 such notice to specify a date not later than March 27, 2001, by which comments may be entered.

     The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

     Exhibits

      A-1 Articles and Memorandum of Association of ScottishPower (filed with the Commission on May 6, 1999 - File No. 333-77877).

      B-1  Current ScottishPower/PacifiCorp Structure
             (filed on Form SE)

      B-2  Proposed ScottishPower/PacifiCorp Structure
             (filed on Form SE)

      F-1.1  Opinion of counsel

      F-1.2  Past-tense opinion of counsel
              (to be filed by amendment)

      I-1  Proposed Form of Notice

ITEM 7.   STATEMENT AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application-Declaration involves a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application-Declaration will not result in changes in the operation of the company that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application-Declaration.

                                   SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Application-Declaration to be duly signed on its behalf in the City of Glasgow and Country of Scotland on the 14th day of February, 2001.

                              Scottish Power plc


                              By  /s/
                                 ------------------------------
                                 David T. Nish
                                 Finance Director

Attest:


/s/
------------------------------
Philip Howie
Deputy Corporate Secretary


                                  VERIFICATION

          The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application-Declaration dated February 14, 2001, for and on behalf of ScottishPower; that he is the Finance Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                 /s/
                                 ------------------------------

Subscribed and sworn to before me
this 14th day of February, 2001.


/s/
------------------------------
My commission expires:  N/A

                                 EXHIBIT F-1.1
                                  File 70-____

                      Milbank, Tweed, Hadley & McCloy LLP
                            1 Chase Manhattan Plaza
                               New York, NY 10005

                               February 14, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

             Re: Form U-1 Application-Declaration

Ladies and Gentlemen:

     We refer to the Form U-1 Application-Declaration ("Application") filed by Scottish Power plc, a registered holding company and its wholly owned subsidiaries wholly owned subsidiaries Scottish Power NA1 Limited ("NA1"), Scottish Power NA 2 Limited ("NA2") and NA General Partnership ("NAGP") (collectively, the "Applicants"), each a holding company under the Public Utility Holding Act of 1935 ("Act"). Capitalized terms and parties not defined herein shall have the meanings ascribed to such terms and parties in the Application.

     In the Application, Applicants request authorization to form Luxco1, Luxco2, Luxco3, NA3 and NA4 to permit both reinvestment and repatriation of the profits of PacifiCorp to ScottishPower in a tax efficient manner. This revised structure continues to provide insulation to the U.S. jurisdictional operations of ScottishPower by separating them from the ScottishPower's foreign utility company operations which are currently organized under ScottishPower UK plc. Each of the Intermediate Companies will be wholly owned directly or indirectly by ScottishPower and none will have third-party investors.

     Applicants propose that each of the Intermediate Companies be authorized to borrow from their respective parent companies and other Intermediate Companies. These inter-Intermediate Company loans would be priced at the lender's cost.
The proceeds from the loans will originate as lawfully payable dividends from PacifiCorp and these funds will be dividended by an Intermediate Company to its immediate parent and ultimately to ScottishPower

     Applicants also propose that the Intermediate Companies receive a general grant of authority to adjust the capital structure of the Intermediate Companies from time to time, in order to reflect tax and accounting changes, without the need to apply for or receive prior Commission approval, on the condition that the reorganization will not result in (1) any Intermediate Company being organized under any jurisdiction other than a member state of the European Union with which the United States has a double taxation treaty, or a state of the United States, (2) any Intermediate Companies not being wholly owned, directly or indirectly, by ScottishPower, (3) the Intermediate Companies being engaged in any business or trade other than the business of owning, directly or indirectly, equity securities of PacifiCorp and PGHC or (4) any of the Intermediate Companies being regulated by United Kingdom or other third country regulatory authorities having jurisdiction over electricity rates and service

     We have examined originals, or copies certified to our satisfaction, of such corporate records of ScottishPower, certificates of public officials, certificates of officers and representatives of ScottishPower and other documents as we have deemed it necessary to require as a basis for the opinions hereinafter expressed. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied upon statements of governmental officials and upon representations made by officers of ScottishPower and other appropriate persons, and statements contained in the Application

     The opinions expressed below in respect of the transactions described in the Application ("Transactions") are subject to the following assumptions or conditions:

     a. The Transactions shall have been duly authorized and approved to the extent required by federal and state law and by the Board of Directors of ScottishPower;

     b. The SEC shall have duly entered an appropriate order or orders granting the Application and permitting the Application to become effective with respect to the Transactions;

     c. The Transactions shall have been accomplished in accordance with all approvals, authorizations, consents, certificates and orders of any applicable state commission or regulatory authority required for the consummation of the Transactions, and all such required approvals, authorizations, consents, certificates and orders shall have been obtained and remain in effect; and

     d. No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed above.

     Based upon the foregoing, and having regard to legal considerations which we deem relevant, we are of the opinion that, in the event that the Transactions are completed in accordance with the Application, and subject to the assumptions and conditions set forth above:

     1. ScottishPower will be validly organized and duly existing under the laws of Scotland; and
     2. All state and federal laws applicable to the Transactions will have been complied with.
     3. ScottishPower will legally, directly or indirectly, acquire any securities that are part of the Transactions.
     4. The consummation of the Transactions will not violate the legal rights of the holders of any securities issued by ScottishPower.

     We hereby consent to the use of this opinion as an exhibit to the Application. The opinions set forth herein are issued and expressed as of the date hereof. We do not assume or undertake any responsibility to advise you of changes in either fact or law which may come to our attention after the date hereof.

Very truly yours,

Milbank, Tweed, Hadley & McCloy LLP
MDD

Exhibit I-1
--------------------------------------------------------------------------------
                            Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

__, 2001

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by March 27, 2001 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


Scottish Power plc, et. al. (70-_____)
                    --  --

     Scottish Power plc ("ScottishPower") and its wholly owned subsidiaries Scottish Power NA1 Limited ("NA1"), Scottish Power NA 2 Limited ("NA2") all located at 1 Atlantic Quay, Glasgow G2 8SP Scotland UK and NA General Partnership ("NAGP") located at 825 NE Multnomah St. Portland, OR 97232 (collectively, the "Applicants"), each a holding company registered under the Public Utility Holding Act of 1935 ("Act"), have filed an application-declaration under Sections 6(a), 7, 9(a),10 and 12 of the Act and Rules 45 and 54 thereunder.

   Applicants seek authority, to the extent the transactions are not otherwise exempt from the Act, for the following transactions:

          (i) ScottishPower to create Scottish Power Luxco1 ("Luxco1"), Scottish Power Luxco2 ("Luxco2") , Scottish Power Luxco3 ("Luxco3"), Scottish Power NA3 Limited ("NA3") and Scottish Power NA4 Limited ("NA4") ("Intermediate Companies") to act as pass through entities regarding the shares of both PacifiCorp and PacifiCorp Group Holdings Company ("PGHC") which is the holding company for PacifiCorp's investments in subsidiaries that are not public utilities. ScottishPower will continue to be the ultimate owner of PacifiCorp and its subsidiaries.

          (iii) The Intermediate Companies are seeking authorization to issue and sell securities to, and acquire securities from, its immediate parent, subsidiary companies and fellow Intermediate Companies, respectively. Each of the Intermediate Companies is also seeking authorization to make loans, issue guarantees and other forms of credit support to direct and indirect subsidiaries.

     Applicants request authorization to form Luxco1, Luxco2, Luxco3, NA3 and NA4 to permit both reinvestment and repatriation of the profits of PacifiCorp to ScottishPower in a tax efficient manner./3/ The Intermediate Companies between ScottishPower and PacifiCorp Holdings Inc. are directly or indirectly wholly owned by ScottishPower. This revised structure continues to provide insulation to the U.S. jurisdictional operations of ScottishPower by separating them from the ScottishPower's foreign utility company operations which are currently organized under ScottishPower UK plc. Applicants note that each of the Intermediate Companies will be wholly owned directly or indirectly by ScottishPower and that none will have third-party investors.

     Specifically, the new Intermediate Company structure will consist of ScottishPower owning 100% of the ordinary shares of NA2 and NA4 and 90% of the ordinary shares of NA1. NA2 will in turn continue to own the remaining 10% of NA1 and NA4 will acquire 100% of the ordinary shares of Luxco3. NA1 will acquire 100% of the ordinary shares of NA3 and 26% of the ordinary shares of Luxco1 with NA3 acquiring the remaining 74% interest in Luxco1. Luxco1 will acquire 100% of the ordinary shares of Luxco2 and 26% of the interests in NAGP with Luxco2 acquiring the remaining 74% interest in NAGP. NAGP will continue to own 100% of the common stock of PacifiCorp Holdings Inc. which in turn holds 100% of the interest of PacifiCorp, PGHC and their respective subsidiary companies. As noted above, ScottishPower will continue to be the ultimate owner of PacifiCorp and its subsidiaries. A diagram of the proposed new Intermediate Company structure is attached hereto as Exhibit B-1.

     Applicants propose that each of the Intermediate Companies be authorized to borrow from their respective parent companies and other Intermediate Companies. These inter-Intermediate Company loans would be priced at the lender's cost.
The proceeds from the loans will originate as lawfully payable dividends from PacifiCorp and these funds will be dividended by an Intermediate Company to its immediate parent and ultimately to ScottishPower./4/ The

-----------------------------

/3/ The to-be-formed Intermediate Companies will be entities formed pursuant to the business organization laws of certain members of the European Union with which the United States has a double taxation treaty. In addition, none of the above-mentioned Intermediate Companies will be a party to the PacifiCorp's consolidated tax allocation agreement, thereby creating any issues under Rule 45 of the Act.

/4/ Applicants state that the loans among the Intermediate Companies will serve as a conduit through which dividend payments from PacifiCorp can be repatriated to ScottishPower in the most economically efficient manner, and ask that the transactions not be deemed to constitute an "upstream loan" for purposes of section 12(a). None of the Intermediate Companies will issue securities to third parties, nor will they be engaged in any substantive business activity other than to effect the dividend repatriation. The Commission authorized similar structures and financing authorizations in Powergen plc, Holding Company
                                                    -----------
Act Release No. 27291 (Dec. 6, 2000) and National Grid, Holding Company Act
                                         -------------
Release No. 27154 Mar. 15, 2000). In no case would the Intermediate Companies or ScottishPower borrow, or receive terms of the corresponding loan notes will provide for the payment in any year, from dividend payments received in such year, an amount that causes the rate of tax credit for UK double tax relief purposes to be equivalent to the current rate of UK corporation tax.

     Applicants also propose that the Intermediate Companies receive a general grant of authority to adjust the capital structure of the Intermediate Companies from time to time, in order to reflect tax and accounting changes, without the need to apply for or receive prior Commission approval, on the condition that the reorganization will not result in (1) any Intermediate Company being organized under any jurisdiction other than a member state of the European Union with which the United States has a double taxation treaty, or a state of the United States, (2) any Intermediate Companies not being wholly owned, directly or indirectly, by ScottishPower, (3) the Intermediate Companies being engaged in any business or trade other than the business of owning, directly or indirectly, equity securities of PacifiCorp and PGHC or (4) any of the Intermediate Companies being regulated by United Kingdom or other third country regulatory authorities having jurisdiction over electricity rates and service. These restructurings may involve the creation of new, the elimination of existing or the consolidation of Intermediate Companies and/or the reincorporation of an Intermediate Company in a different jurisdiction.

     The proposed transactions herein are not subject to Rule 53. Therefore, pursuant to Rule 53, the Commission does not have to consider the effect of the capitalization of earnings of subsidiaries of a registered holding company that are exempt wholesale generators or foreign utility companies in determining whether to approve the above-mentioned transaction.

     The application-declaration and any amendments thereto are available for public inspection through the Commission's office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by __________, 2001 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant-declarant at the address specified above. Proof of Service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered and will receive a copy of any notice or order issued in this manner. After said date, the application-declaration, as filed or as it may be mended, may be permitted to become effective.

      For the Commission by the Division of Investment Management, pursuant to delegated authority.



                                         Jonathan G. Katz
                                            Secretary

-----------------------------

any extension of credit or indemnity from any of their respective direct or indirect public utility subsidiary companies. In addition, none of the Intermediate Companies will be regulated by United Kingdom or other third country regulatory authorities having jurisdiction over electricity rates and service.

                                       3